SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

                         NET SERVIÇOS DE COMUNICAÇÃO S/A
                             Publicly-traded Company
                  Corporate Tax ID (CNPJ) N° 00.108.786/0001-65
                             NIRE N° 35.300.177.240

                    Minutes of the Board of Directors Meeting

1.   Date,  time and venue:  January 27,  2003,  at 10:30  a.m.,  in the Company headquarters,  located at 1356 Verbo Divino Street,  1st floor,  São Paulo,
     SP.

2.   Call for  meeting  and  agenda:  The  call  was  made as  usual by  letter, according to the by-laws, with the following agenda:

                    i.   Announcement of the CEO's resignation;

                    ii.  Election of his  substitute,  as well as the reelection of  other  members  of  the  Executive  Board  for  the
                         two-year period 2003/2005; and

                    iii. Other matters of concern to the Company's management.

3.   Attendance:  Members of the board,  representing the necessary  quorum,  as evidenced  by their  signatures  at the  bottom,  as well as the  Company's
     Executive Officers.

4.   Meeting Board: Chairman:  Roberto Irineu Marinho;  Secretary:  André Müller
     Borges.

5.   Matters discussed and decisions taken:

     5.1. In view of the need to conclude the talks with the executive chosen to replace Luiz Antonio  Viana,  they  decided,  by  unanimous  vote,  to maintain the meeting open until a conclusion was reached,  and then go on to decide on the matters in the agenda;

     5.2. After the above mentioned understandings were concluded, they resumed, on Feb. 06, 2003, at 03:30 p.m., the session started on Jan. 27, 2003, a meeting which had been adjourned;

     5.3. They  acknowledged  and  formally  recorded  the  resignation  of Luiz
          Antonio Corrêa Nunes Viana de Oliveira as CEO;

     5.4. They approved,  by unanimous vote, the election to the position as the
          Company CEO, of Mr.  FRANCISCO TOSTA VALIM FILHO,  Brazilian,  married under the partial  community  property  system, a Bachelor of Business
          Administration,  bearer of the ID card No.  1006855272  SSP/RS and CIC
          (Tax Roll) No. 355.827.150-53,  professionally domiciled at 1356 Verbo
          Divino Street, 1st floor, Chácara Santo Antônio, in São Paulo, SP, who was duly invested in the position with the signature in the respective investiture  document,  in the appropriate book, with a term of office for the  two-year  period from 2003 to 2005,  who shall  remain in the position until a successor  actually takes office,  in the fiscal year
          2005;  having the elected  officer,  present at the Meeting,  declared that he is not indicted for any crime  whatsoever  that could  prevent him from exercising business activities;

     5.5. They  approved,  by unanimous  vote, the execution of an agreement for providing  services with the manager  elected at this meeting,  in the terms presented to the Board of Directors;

     5.6. They reelected, by unanimous vote, for the respective positions,  with a term of office from 2003 to 2005, the following gentlemen,  who will remain  invested in their  positions  until the actual  investiture of their successors, in the fiscal year 2005:

          a)   The Chief  Financial  and Investor  Relations  Officer,  LEONARDO
               PORCIÚNCULA GOMES PEREIRA,  Brazilian,  married under the totally separate property system,  engineer,  bearer of the Identity Card
               No.   81-1-06001-3-D   -  CREA-RJ  and  Tax  Roll  ID  (CIC)  No.
               606.399.897-72;

          b)   The Director, currently without a specific designation, by reason of the  amendment  to the By-laws  which was  effected at the ESM
               held  on  May  02,  2002,   MARCO  AURÉLIO  DOS  ANJOS  FERREIRA,
               Brazilian,  divorced,  economist,  bearer  of  the  ID  Card  No.
               04.889.180-8 - IFP-RJ and Tax Roll (CIC) No. 801.496.427-68,  who
               will take on his duties as Sales Director;

          The fixed annual salary of all directors who were just  reelected will remain  unaltered  and  may be  reviewed  according  to the  Company's remuneration and organizational development policy.

          The directors who were just reelected are professionally  domiciled at
          1356 Verbo Divino Street,  1st floor,  Chácara Santo  Antônio,  in São
          Paulo, SP, and, being present at the meeting,  they do declare,  under the  penalties  of the law,  that they are not indicted for a crime or any kind of  impediment  which could  prevent them from  continuing to hold their positions;

     5.7. They  approved,  by unanimous  vote, the execution of an agreement for providing  consulting and business assistance  services,  in the terms presented to the Board of Directors; and

     5.8. They  authorized  the  Executive  Board  to take  any and all  actions necessary to implement the decisions  approved  hereby,  as well as to take any and all consequent or correlated actions.

6.   Closing:  As there was nothing else to be  discussed,  the present  minutes were written,  then approved by the meeting board and signed by all members of the Board of Directors and Executive Officers who attended the meeting.

7.   Signatures:  Roberto Irineu Marinho,  Jorge Luiz de Barros Nóbrega,  Ronnie
     Vaz  Moreira,  Stefan  Alexander,  Nelson  Pacheco  Sirotsky,  Alan  Adolfo
     Fischler,  Rômulo de Mello Dias,  Francisco Tosta Valim Filho,  Leonardo P.
     Gomes Pereira, Marco Aurélio A. Ferreira and André Müller Borges.

      This is a true copy of the original drawn up in the appropriate book.

                          São Paulo, February 6, 2003.

                               André Müller Borges
                                    Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2003

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.